UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

3 HaNechoshet Street, Building B, 6971068, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Medigus Ltd. (the “Company”), hereby announces that the shareholders of the Company approved all the proposals brought before the annual general meeting of shareholders scheduled for June 16, 2022 and adjourned to June 17, 2022 (the “Meeting”), as originally proposed and included in the Company’s proxy statement for the Meeting, that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on May 12, 2022 (the “Proxy Statement”).

33,051,806 ordinary shares, representing approximately 6.72% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

At the Meeting, the shareholders of the Company approved the amended and restated articles of association, including a reverse split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 (the “Reverse Split”), as detailed in the Proxy Statement. The Reverse Split shall be effective as of the close of business on July 7, 2022.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019, and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 17, 2022	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

2